Wowjoint Holdings Limited Reports Third Quarter 2010 Financial Results

--Q3 2010 sales of $8.7 million exceeded guidance
--Order backlog increased 15% to $20 million from Q2 2010
--Q4 2010 sales guidance: $9.2-$9.5 million
--Management to host earnings conference call November 15, 2010 at 9:00 a.m. EDT

BEIJING, Nov. 15, 2010 /PRNewswire-Asia/ -- Wowjoint Holdings Limited ("Wowjoint," or the "Company") (Nasdaq: BWOW), a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction reported today unaudited financial results for the third quarter and first nine months of 2010.

Third-quarter Ended September 30, 2010

Revenues for the Company's third quarter ended September 30, 2010 were $8.7 million as compared to $2.6 million in the second quarter of 2010, and $2.7 million in the three month period ended September 30, 2009. The sharp year-over-year and sequential rebound in revenue is attributable to an improved pace of spending on large infrastructure projects by the PRC government following an extended slowdown period in late 2009. The recent uptick in government budgets for large infrastructure projects has continued into the fourth quarter, which has boosted Wowjoint's orders and backlog, which increased to $20 million by the end of the third quarter. Technical services sales continued to be solid, increasing by 6.6% from the second quarter of 2010 to $1.7 million. These services, which accounted for approximately 19% of total sales in the third quarter of 2010, provide a stable source of cash flows while machinery sales are much more volatile. International based revenues accounted for approximately 10% of total sales.

"Contract activity steadily improved throughout the third quarter," stated Mr. Yabin Liu, the Chief Executive Officer of Wowjoint. “In addition to the $4.3 million order from China Railway Group in August, we also signed a $3.5 million order from Eden Technology for special launching girders to be used in its high-speed railway project in South Korea. We continue to win business based on our technology, expertise and ability to customize products to meet stringent standards requested by our clients throughout the world. We recently applied for nine patents in China and the U.S. covering a broad range of products and technologies, including a new railway work vehicle and a launching carrier used for erecting bridges. Our ongoing commitment to serving our clients and developing compelling products and services will allow the Company to capitalize on the tremendous growth of infrastructure spending in China and abroad."

Cost of sales for the three months ended September 30, 2010 was approximately $6.8 million as compared to $1.9 million for the three months ended September 30, 2009, due to increased sales. For the third quarter of 2010, the Company reported gross profit of $1.9 million, or 22.1% of total revenues compared to gross profit of $0.6 million, or 23.3% of total revenues for the second quarter of 2010 and $0.8 million, or 28.3% of total revenues, for the third quarter of 2009. The decline in gross margins was due to fewer high margin machinery contracts,

Operating expenses for the three months ended September 30, 2010 were approximately $1.5 million, compared to $0.6 million in the same period of 2009. Selling expenses for the three months ended September 30, 2010 totaled $0.4 million compared to $0.2 million in the same period of 2009, as the Company expanded its marketing efforts by hiring additional personnel in the U.S. and China, which contributed to its increased contract backlog. General and administrative expenses increased to $1.1 million from $0.4 million in the three months ended September 30 of 2010 and 2009, respectively, with the increase primarily due to higher public company expenses and additional staffing costs to improve the Company’s internal systems.

For the three months ended September 30, 2010, the Company reported net income of $0.3 million, or $0.04 per share based on 7.9 million weighted average shares outstanding, compared to net income of $0.1 million, or $0.02 per share, for the three months ended September 30, 2009.

Balance Sheet

Cash and cash equivalents totaled $2.0 million at September 30, 2010, as compared to $0.7 million at December 31, 2009. Accounts receivable were $13.0 million at September 30, 2010 as compared to $13.4 million at December 31, 2009.  Inventories amounted to $7.1 million and working capital was $15.2 million on September 30, 2010. The Company had total stockholders' equity of $18.8 million, with total assets of $31.3 million versus total liabilities of $12.5 million on September 30, 2010.

Nine months Ended September 30, 2010

Revenues for the nine month period ended September 30, 2010 were $13.0 million as compared to $27.5 million in the nine month period ended September 30, 2009.

Cost of sales for the nine months ended September 30, 2010 was approximately $10.2 million as compared to $19.0 million for the nine months ended September 30, 2009. For the first nine months of 2010, the Company reported gross profit of $2.8 million, or 21.5% of total revenues compared to gross profit of $8.5 million, or 30.8% of total revenues for the 2009 nine-month period. Key reasons for the lower gross margins include a lower profit revenue mix and greater price sensitivity among customers during this period.

Operating expenses for the nine months ended September 30, 2010 were approximately $3.7 million, compared to $1.9 million in the same period of 2009. Selling expenses for the nine month period increased to $0.8 million from $0.3 million in the same period of 2009, as the Company increased spending in the pursuit of new business opportunities, including in international markets such as the U.S. and Korea. General and administrative expenses were $2.9 million and $1.5 million for the 2010 and 2009 periods, respectively, with the increase due to additional expenses related to being a public company.

For the nine months ended September 30, 2010, the Company reported a net loss of $0.9 million, or $0.12 per share based on 7.4 million weighted average shares outstanding, compared to net income of $5.9 million for the nine months ended September 30, 2009.

"We are encouraged by the marked improvement in our sales and order backlog since the second quarter of 2010," added Mr. Liu. "The pickup in our sales pipeline reflects the increased RFP activity for large scale infrastructure projects. We are seeing particular strength presently in the U.S. and Korean sectors, two markets where Wowjoint has an established base of reference products and strong relationships with contractors. While the pace of orders will continue to be volatile from quarter-to-quarter, the investments we have made in our sales and marketing teams, particularly in international markets such as Europe and the U.S., position us well to capture new business opportunities. Furthermore, we continue to work on diversifying our revenue stream to increase our visibility by offering value added services to our customers."

Revenue Guidance and Contract Backlog

Management issued revenue guidance for Q4 2010 of approximately $9.2-$9.5 million, as Wowjoint’s current backlog of signed contracts totals approximately $20 million, up from $17 million at the end of the second quarter of 2010.

Conference Call

A conference call will take place at 9:00 a.m. EST on Monday, November 15, 2010. Interested participants should call 1-877-941-2069 when calling within the United States or 1-480-629-9713 when calling internationally (pass code 4383248).

A playback will be available through November 22, 2010. To listen, please call 1-877-870-5176 within the United States or 1-858-384-5517 when calling internationally. Utilize the pass code 4383248 for the replay.

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in such large scale infrastructure projects as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers and marine hoists. The company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com.

Forward Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For additional information contact:

Wowjoint Holdings:
Anthony (Tony) Hung, Chief Financial Officer
Tel: +86-10-8957-9330
Email: tony@email.wowjoint.com
Website: www.wowjoint.com

Aubrye Harris-Foote, Vice President, Investor Relations
Tel: +1-530-475-2793
Email: aubrye@wowjoint.com

HC International, Inc:
Scott Powell
Tel: +1-917-721-9480
Email: scott.powell@hcinternational.net
Website: http://www.hcinternational.net

WOWJOINT HOLDINGS LTD
Unaudited Consolidated Balance Sheet
(US dollars in thousands)

	September 30, 2010	June 30, 2010	December 31, 2010
ASSETS
Current Assets:
Cash and cash equivalents	2,026	7,242	675
Accounts receivable(net)	12,990	10,700	13,410
Other receivables	307	133	43
Advances to suppliers	3,284	1,463	790
Inventories	7,149	7,288	3,636
Costs and estimated earnings in excess of billings	1,873	1,731	2,321
Amount due from related parties	81	83	62
Total Current Assets	27,710	28,640	20,937

Property, plant and equipment	1,784	1,715	1,630
Intangible asset, net	1,038	1,032	1,040
Restricted cash	733	371	188
Prepaid expense - Long-term	45	53	5
Total Assets	31,310	31,811	23,800

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short-term loans	746	736	732
Accounts payable and accrued expenses	4,558	5,016	4,437
Advances from customers	1,757	1,931	480
Taxes payable	4,806	4,225	5,227
Other payables	514	431	258
Billings in excess of costs and estimated earnings	113	1,191	23
Total Current Liabilities	12,494	13,530	11,157

Stockholders' Equity:
Common stock	8	8	1
Additional paid in capital	10,300	10,300	3,576
Statutory surplus reserves	2,675	2,675	2,675
Retained earnings	4,649	4,349	5,537
Accumulated other comprehensive income	1,184	949	854
Total Stockholders' Equity	18,816	18,281	12,643
Total Liabilities and Stockholders' Equity	31,310	31,811	23,800

WOWJOINT HOLDINGS LTD
Unaudited Consolidated Statement of Income
(US dollars in thousands, except for EPS and share data)

	Three Months Ended			Nine Months Ended
	September 30, 2010	June 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Sales
Machinery sales	7,074	999	617	9,726	24,921
Technical service	1,666	1,563	2,093	3,309	2,569
Total sales	8,740	2,562	2,710	13,035	27,490

Cost of goods sold	6,812	1,966	1,944	10,228	19,011
Gross profit	1,928	596	766	2,807	8,479

Operating expenses:
Selling expenses	421	267	162	763	325
General and administrative expenses	1,083	1,147	407	2,945	1,541
Total operating expenses	1,504	1,414	569	3,708	1,866

Income from operations	424	(818)	197	(901)	6,613

Other expenses:
Interest expense (net)	4	6	7	19	24
Bank expense	26	14	2	42	12
Foreign currency exchange loss (gain)	(39)	16	52	(23)	165
Other expense (profit)	3	(29)	1	(35)	-
Total other expenses	(6)	7	62	3	201

Income before income taxes	430	(825)	135	(904)	6,412

Income taxes (Benefits) expenses	131	(63)	10	(16)	481

Net income attributed to ordinary shareholders	299	(762)	125	(888)	5,931

Earnings per share
Basis	0.04	(0.10)	0.02	(0.12)	1.04
Diluted	0.04	(0.10)	0.02	(0.12)	1.04

Weighted average number of shares used in computing earnings per share
Basis	7,949,965	7,949,965	5,700,000	7,449,079	5,700,000
Diluted	7,949,965	7,949,965	5,700,000	7,449,079	5,700,000